EXHIBIT 21.1

PRE-PAID LEGAL SERVICES, INC.

Subsidiaries of Registrant

	State or
	Province	Percentage of Ownership
Name of Subsidiary	Incorporation	by Registrant
Pre-Paid Legal Casualty, Inc.	Oklahoma	100%

American Legal Services, Inc.	Oklahoma	100%

Pre-Paid Legal Services, Inc. of Florida	Florida	100%

Legal Service Plans of Virginia, Inc.	Virginia	100%

Ada Travel Service, Inc.	Oklahoma	100%

Pre-Paid Canadian Holdings, L.L.C.	Oklahoma	100%

Pre-Paid Legal Access, Inc.	Oklahoma	100%

PPL Agency, Inc.	Oklahoma	100%

PPL Legal Care of Canada Corporation	Nova	100% owned by Pre-Paid
	Scotia,	Canadian Holdings, L.L.C.
	Canada